UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

TELVENT GIT, S.A.

(Name of Subject Company (Issuer))

SCHNEIDER ELECTRIC ESPAÑA, S.A.U.

(Offeror)

an indirect wholly owned subsidiary of SCHNEIDER ELECTRIC SA

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Ordinary Shares, € 3.00505 nominal value per share

(Title of Class of Securities)

E90215109

(CUSIP Number of Class of Securities)

Peter Wexler General Counsel and Senior Vice President Schneider Electric SA 35 rue Joseph Monier 92500 Rueil Malmaison – France Telephone: +33 (0) 1 41 29 70 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:

Paul S. Bird, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 Telephone: (212) 909-6000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$1,363,766,360	$158,333.27

(1)	The transaction valuation is an estimate calculated solely for purposes of calculating the amount of the filing fee. The transaction valuation was calculated by multiplying the offer price of $40.00 per share (the “Offer Price”) by 34,094,159, the number of authorized and issued ordinary shares, € 3.00505 nominal value per share (“Shares”), of Telvent GIT, S.A. (“Telvent”).
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2011, issued April 30, 2010, by multiplying the transaction valuation by .00011610.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $158,333.27	Filing Party: Schneider Electric SA
Form or Registration No.: SC TO-T	Date Filed: June 21, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the U.S. Securities Exchange Commission on June 21, 2011, as amended and supplemented by Amendment No. 1 filed on July 1, 2011 and Amendment No. 2 filed on July 7, 2011, by Schneider Electric España, S.A.U., a sociedad anónima unipersonal organized under the laws of the Kingdom of Spain (“Offeror”) and an indirect wholly owned subsidiary of Schneider Electric SA, a société anonyme organized under the laws of the Republic of France (“Schneider Electric”) and Schneider Electric, relating to the offer by Offeror to purchase all of the authorized and issued ordinary shares, € 3.00505 nominal value per share (each, a “Share” and, collectively, the “Shares”), of Telvent GIT, S.A., a sociedad anónima organized under the laws of the Kingdom of Spain (“Telvent”), at a purchase price of $40.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 21, 2011 (as amended on July 1, 2011 and July 7, 2011, the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule TO.

The information in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, and the related Letter of Transmittal is incorporated in this Amendment No. 3 by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 3.

Items 1 and 4

The Offer to Purchase and Items 1 and 4 of the Schedule TO, to the extent Items 1 and 4 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and Section 1 – “Terms of the Offer” of the Offer to Purchase is hereby amended and supplemented by adding the following text:

“On July 20, 2011, Offeror and Schneider Electric extended the expiration of the Offer until 12:00 midnight, New York City time, at the end of Tuesday, August 2, 2011. The expiration of the Offer may be further extended as described in this Offer to Purchase. The Offer, which was previously scheduled to expire at 12:00 midnight, New York City time, at the end of Tuesday, July 19, 2011, was extended in accordance with the Transaction Agreement because certain conditions to the Offer were not yet satisfied, including the conditions relating to receipt of the approval of the European Commission under the EU Merger Control Regulation and certain other regulatory approvals referred to in Section 16 – “Legal Matters; Required Regulatory Approvals.” The Depositary has indicated that, as of the close of business on July 19, 2011, 33,118,327 Shares had been validly tendered and not withdrawn pursuant to the Offer, representing approximately 97.14% of the number of Shares authorized and issued as of the date of the Transaction Agreement.”

Items 1 through 9 and 11

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent Items 1 through 9 and 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

The section entitled “Summary Term Sheet” of the Offer to Purchase is hereby amended and supplemented by deleting the words “existing revolving credit facilities” in the first paragraph under the heading “Do you have the financial resources to pay for the Shares?” and replacing them with “an existing revolving credit facility.”

Section 11 – “Purpose of the Offer; Plans for Telvent; Appraisal Rights – (a) Purpose of the Offer” of the Offer to Purchase is hereby amended and supplemented by adding the following as a new paragraph immediately following the final paragraph:

“By acquiring control of Telvent, we expect to realize certain revenue and cost synergies from the integration of Telvent’s businesses into our businesses and to broaden our product offerings and geographic scope. Schneider Electric believes that Telvent’s high value-added software platform complements its own range in field device control and operation management software for the smart grid and efficient infrastructure markets, that Telvent’s software development competencies and information technology integration and software service capability will enhance its own competencies and capabilities, including with respect to weather services, and that Telvent’s integrated suite of solutions for large operators of transportation and municipalities will contribute to its offerings for the smart cities infrastructures market. In addition, Schneider Electric expects to utilize the complementary geographical strength of Telvent by building on its strong presence in North America and Latin America and by introducing Telvent into, and expanding its presence in, other economies, including Asia-Pacific, Middle East and Russia. The foregoing summary contained in this paragraph regarding the benefits and synergies of the transaction contains forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “strategy,” “will” and other words of similar meaning. The forward-looking statements are based on Schneider Electric’s beliefs, assumptions and expectations, taking into account all information currently available to Schneider Electric. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to Schneider Electric or within its control. Such factors include, without limitation, Schneider Electric’s and Telvent’s ability to consummate the Offer and the Minority Shareholder Share Redemption; the timing for satisfying the conditions to the completion of such transactions, including the receipt of Telvent shareholder approval and the regulatory approvals required for the transactions; Schneider Electric’s and Telvent’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transactions; the possibility that Schneider Electric and Telvent may be unable to achieve expected synergies and operating efficiencies within expected time-frames or at all and to successfully integrate Telvent’s operations into those of Schneider Electric or that such integration may be more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; and the retention of certain key employees of Telvent may be difficult. The forward-looking statements contained in this paragraph speak only as of the date of this Offer to Purchase. Except as required by applicable law, including the Exchange Act, Schneider Electric expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this paragraph to reflect any change in its expectations or any change in events, conditions or circumstance on which any forward-looking statement contained herein is based.”

The second paragraph of Section 13 – “Source and Amount of Funds” of the Offer to Purchase is hereby amended and restated as follows:

“We expect to obtain the necessary funds to purchase all of the Shares pursuant to the Offer from cash on hand and borrowings under the Revolving Credit Facility Agreement (as defined below). On February 16, 2011, Schneider Electric, as borrower, entered into the €1,100,000,000 Multicurrency Revolving Credit Facility Agreement (the “Revolving Credit Facility Agreement”) with Société Générale, as facility agent, Banco Santander, S.A., Banc of America Securities Limited, The Bank of Tokyo-Mitsubishi UFJ, Ltd., BNP Paribas, Crédit Agricole Corporate & Investment Bank, Deutsche Bank AG, London Branch, HSBC France, J.P. Morgan plc, Natixis, The Royal Bank of Scotland plc and Société Générale Corporate & Investment Banking, as mandated lead arrangers and bookrunners, and a syndicate of banks and financial institutions, providing for an unsecured revolving credit facility in the aggregate amount of €1.10 billion. As of July 19, 2011, the total unused bank commitments thereunder was approximately €1.10 billion. The Revolving Credit Facility Agreement expires on February 16, 2016, and each commitment thereunder may be extended for two additional one-year terms, subject to the agreement of the financial institution providing such commitment. The monies borrowed under the revolving credit facility may be used for general corporate purposes. For each loan thereunder, we may select an interest period of one (1), two (2), three (3), six (6) or twelve (12) months. The applicable interest rate under the revolving credit facility is determined based on (i) the duration of the interest period we select and (ii) the form of currency we request. A loan with an interest period other than one (1) or two (2) months and taken in any currency other than Euros has an interest rate equal to LIBOR plus the applicable margin (as described below). A loan with an interest period of one (1) or two (2) months and taken in any currency other than Euros has an interest rate equal to the greater of (x) LIBOR plus the applicable margin and (y) the average of the interest rates quoted by certain reference banks with respect to the relevant interbank market for such currency plus the applicable margin. For any loan taken in Euros, the interest rate is equal to EURIBOR plus the applicable margin. The applicable margin ranges from 0.40% per annum to 0.85% per annum based upon our long-term corporate credit rating by Standard & Poor’s Ratings Service and Moody’s Investors Service Inc. at the time of measurement. The applicable margin as of July 20, 2011 is 0.45% per annum. Our ability to borrow and continue loans under the Revolving Credit Facility Agreement is subject to certain conditions, including making certain representations and warranties and the absence of any defaults or events of default, which include the failure to comply with customary covenants. These covenants, among other things, (A) restrict our ability to create or permit security interests or incur liens; merge or consolidate with other companies or consummate similar business combination transactions; make certain sales, transfers or other dispositions; and change the scope or nature of our business and (B) require our compliance with law, including environmental law and our maintenance of insurance coverage and our corporate existence and right to conduct business. Other events of default include cross-defaults to our other material indebtedness, our insolvency or the institution of any insolvency proceedings, our failure to comply with or pay sums due under a final judgment or order, the cessation of a substantial part of our business and the change of control of any of our material subsidiaries. Loans drawn down on the revolving credit facility may be repaid early without penalty, however, we currently have no plans to refinance or repay any loan to be taken under the Revolving Credit Facility Agreement. The summary of the Revolving Credit Facility Agreement contained in this paragraph does not purport to be complete and is qualified in its entirety by reference to the terms of the Revolving Credit Facility Agreement, which is filed as Exhibit (b)(1) to the Tender Offer Statement on Schedule TO that Schneider Electric and Offeror have filed with the SEC and is incorporated herein by reference. For a complete understanding of the Revolving Credit Facility Agreement, you are encouraged to read the full text of the Revolving Credit Facility Agreement.

Additionally, although we do not expect to use them for purposes of funding the purchase of Shares pursuant to the Offer, Schneider Electric currently has approximately €1.63 billion of unused credit commitments under existing revolving credit facilities other than the Revolving Credit Facility Agreement.”

Section 16 – “Legal Matters; Required Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following as a new paragraph immediately following the final paragraph under the heading “European Union Antitrust Compliance.”:

“On July 11, 2011, the European Commission confirmed receipt of the Form CO submitted by Schneider Electric and Telvent with respect to the purchase of Shares in the Offer. Accordingly, under the EC Merger Regulation, the European Commission has 25 business days following such filing (or until the end of August 17, 2011), which period may be extended to 35 business days under certain circumstances, to issue a decision as to whether to clear the Offer or to initiate a formal investigation.”

Item 12.	Exhibits

Item 12 of the Schedule TO is amended and supplemented by adding the following:

“(a)(5)(F)	Press Release Issued by Schneider Electric SA, dated July 20, 2011.”

“(b)(1)	€1,100,000,000 Multicurrency Revolving Credit Facility Agreement, dated as of February 16, 2011, by and among Schneider Electric SA, as borrower, Société Générale, as facility agent, Banco Santander, S.A., Banc of America Securities Limited, The Bank of Tokyo-Mitsubishi UFJ, Ltd., BNP Paribas, Crédit Agricole Corporate & Investment Bank, Deutsche Bank AG, London Branch, HSBC France, J.P. Morgan plc, Natixis, The Royal Bank of Scotland plc and Société Générale Corporate & Investment Banking, as mandated lead arrangers and bookrunners, the financial institutions listed in Schedule 1 thereto and each other bank or financial institution party thereto from time to time.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2011

SCHNEIDER ELECTRIC SA

By:	/s/ Peter Wexler
Name: Peter Wexler
Title: Senior Vice President & General Counsel

SCHNEIDER ELECTRIC ESPAÑA, S.A.U.

By:	/s/ Elena González-Anta
Name: Elena González-Anta
Title: Chief Legal Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated June 21, 2011.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Press Release Issued by Schneider Electric SA, dated June 1, 2011 (incorporated in this Schedule TO by reference to Exhibit 99.1 of the Schedule TO-C filed by Offeror and Schneider Electric SA on June 1, 2011).

(a)(5)(B)	Schneider Electric SA presentation for investor/analyst conference call, dated June 1, 2011 (incorporated in this Schedule TO by reference to Exhibit 99.2 of the Schedule TO-C filed by Offeror and Schneider Electric SA on June 1, 2011).

(a)(5)(C)	Transcript of Schneider Electric SA Investor and Analyst Conference Call held on June 1, 2011 (incorporated in this Schedule TO by reference to Exhibit 99.2 of the Schedule TO-C filed by Offeror and Schneider Electric SA on June 2, 2011).

(a)(5)(D)	Form of Summary Advertisement as published on June 21, 2011 in The Wall Street Journal. *

(a)(5)(E)	Press Release Issued by Schneider Electric SA, dated June 30, 2011. **

(a)(5)(F)	Press Release Issued by Schneider Electric SA, dated July 20, 2011.

(b)(1)	€1,100,000,000 Multicurrency Revolving Credit Facility Agreement, dated as of February 16, 2011, by and among Schneider Electric SA, as borrower, Société Générale, as facility agent, Banco Santander, S.A., Banc of America Securities Limited, The Bank of Tokyo-Mitsubishi UFJ, Ltd., BNP Paribas, Crédit Agricole Corporate & Investment Bank, Deutsche Bank AG, London Branch, HSBC France, J.P. Morgan plc, Natixis, The Royal Bank of Scotland plc and Société Générale Corporate & Investment Banking, as mandated lead arrangers and bookrunners, the financial institutions listed in Schedule 1 thereto and each other bank or financial institution party thereto from time to time.

(d)(1)	Transaction Agreement, dated as of May 31, 2011, by and among Schneider Electric SA, Schneider Electric España, S.A.U. and Telvent GIT, S.A (incorporated in this Schedule TO by reference to Exhibit 4.1 to the Schedule 13D filed by Offeror and Schneider Electric SA on June 10, 2011).

(d)(2)	Irrevocable Undertaking Agreement, dated May 31, 2011, by and among Schneider Electric SA, Schneider Electric España, S.A.U. , Abengoa, S.A., Siema, A.G. and Telvent Corporation, S.L. (incorporated in this Schedule TO by reference to Exhibit 4.2 to the Schedule 13D filed by Offeror and Schneider Electric SA on June 10, 2011).

(d)(3)	Irrevocable Undertaking Agreement, dated May 31, 2011, by and among Schneider Electric SA, Schneider Electric España, S.A.U., and Mr. Ignacio González Dominguez (incorporated in this Schedule TO by reference to Exhibit 4.3 to the Schedule 13D filed by Offeror and Schneider Electric SA on June 10, 2011).

(d)(4)	Irrevocable Undertaking Agreement, dated May 31, 2011, by and among Schneider Electric SA, Schneider Electric España, S.A.U., and Mr. Manuel Sánchez Ortega (incorporated in this Schedule TO by reference to Exhibit 4.4 to the Schedule 13D filed by Offeror and Schneider Electric SA on June 10, 2011).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO on June 21, 2011.
**	Previously filed with Amendment No. 1 to the Schedule TO on July 1, 2011.